                                                                    EXHIBIT 12.1

                          CENTRAL MAINE POWER COMPANY
             CONSOLIDATED COMPUTATION OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                   FOR TWELVE MONTHS ENDING DECEMBER 31,
                                            ----------------------------------------------------
                                              1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------
Earnings:
  Net Income..............................  $ 68,740   $ 54,823   $ 13,424   $ 60,230   $ 37,978
  Federal and state income taxes..........    52,090     38,433      8,161     32,021     16,032
  Fixed charges...........................    36,328     53,629     53,458     51,628     52,559
                                            --------   --------   --------   --------   --------
    Registrant's Subtotal.................   157,158    146,885     75,043    143,879    106,569

Majority-owned companies:
  Minority interest in income.............       719        206        233         48         23
  Federal and state income taxes..........       316      1,059      1,608      1,436        974
  Fixed charges...........................        --         --        149         20          1
Less--Undistributed income of less than
  50%-owned subsidiaries..................    (1,786)      (451)     3,115        315      1,335
                                            --------   --------   --------   --------   --------
    Total.................................  $159,979   $148,601   $ 73,918   $145,068   $106,232
                                            ========   ========   ========   ========   ========
Fixed Charges:
  Interest on long-term debt..............  $ 23,451   $ 41,113   $ 41,318   $ 43,611   $ 45,823
  Amortization of debt discount and
    expense, less premium.................       831      1,416      2,040      1,348      1,328
  Interest on short-term debt and other
    interest..............................     9,872      8,286      7,660      4,341      3,244
  Interest component of rental charges
    (Note A)..............................     2,174      2,814      2,441      2,328      2,164
                                            --------   --------   --------   --------   --------
    Registrant's Subtotal.................    36,328     53,629     53,459     51,628     52,559
  Fixed charges of majority-owned
    companies.............................        --         --        149         20          1
                                            --------   --------   --------   --------   --------
                                            $ 36,328   $ 53,629   $ 53,608   $ 51,648   $ 52,560
                                            ========   ========   ========   ========   ========

Ratio of Earnings to Fixed Charges........       4.4        2.8        1.4        2.8        2.0
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Note A:  The interest component of rental charges includes the estimated interest component of certain lease rental and one-third of all other rentals.